UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                       TELEDYNE TECHNOLOGIES INCORPORATED
        -----------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
        -----------------------------------------------------------------
                         (Title of Class of Securities)

                                   879360 10 5
                              --------------------
                                 (CUSIP Number)

                                December 31, 1999
        ----------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      /   / Rule 13d-1(b)
      / X / Rule 13d-1(c)
      /   / Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of the section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13G/A
                              CUSIP NO. 879360 10 5

1.    Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      Richard P. Simmons
      --------------------------------------------------------------------------

2.    Check the Appropriate Box if a Member of a Group
      (a)
            -----
      (b)
            -----

3.    SEC Use Only
                        --------------------------------------------------------

4.    Citizenship or Place of Organization                        U.S.A.
                                                            --------------------

Number of         5.    Sole Voting Power                   2,495,682
Shares                                                      --------------------
Beneficially      6.    Shared Voting Power                         0
Owned by                                                    --------------------
Each Reporting    7.    Sole Dispositive Power              1,341,198
Person With:                                                --------------------
                  8.    Shared Dispositive Power                    0
                                                            --------------------

9.    Aggregate Amount Beneficially Owned by Each Reporting Person

      2,495,682
      ----------

10.   Check if the Aggregate Amount in Row (9) Excludes Certain
      Shares        [X]
                  -------
      Mr. Simmons disclaims beneficial ownership of  33,985 shares owned by  the
      R.P. Simmons Family Foundation,  a  private  charitable  foundation   with
      respect to which Mr. Simmons serves as trustee.

11.   Percent of Class Represented by Amount in Row (9)                     9.2%
                                                                  --------------

12.   Type of Reporting Person                                        IN
                                                            --------------------



                               Page 2 of 7 Pages

                                 SCHEDULE 13G/A
                              CUSIP NO. 879360 10 5


1.    Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      Dorothy P. Simmons
      --------------------------------------------------------------------------

2.    Check the Appropriate Box if a Member of a Group
      (a)
            -----
      (b)
            -----

3.    SEC Use Only
                        --------------------------------------------------------

4.    Citizenship or Place of Organization                        U.S.A.
                                                            --------------------

Number of         5.    Sole Voting Power                           0
Shares                                                      --------------------
Beneficially      6.    Shared Voting Power                         0
Owned by                                                    --------------------
Each Reporting    7.    Sole Dispositive Power              1,154,484
Person With:                                                --------------------
                  8.    Shared Dispositive Power                    0
                                                            --------------------

9.    Aggregate Amount Beneficially Owned by Each Reporting Person

      1,154,484
      ----------

10.   Check if the Aggregate Amount in Row (9) Excludes Certain
      Shares        [ ]
                  -------


11.   Percent of Class Represented by Amount in Row (9)                     4.3%
                                                                        --------

12.   Type of Reporting Person                                       IN
                                                            --------------------






                               Page 3 of 7 Pages

                                 SCHEDULE 13G/A
                              CUSIP NO. 879360 10 5



Item 1.

      (a)   Name of Issuer

            Teledyne Technologies Incorporated
            --------------------------------------------------------------------

      (b)   Address of Issuer's Principal Executive Offices

            2049 Century Park East, Los Angeles, CA 90067-3101
            --------------------------------------------------------------------
Item 2.

      (a)   Name of Persons Filing

            (i)   Richard P. Simmons

            (ii)  Dorothy P. Simmons
            --------------------------------------------------------------------

      (b)   Address of Principal Business Office or, if none,
            Residence

            c/o Richard P. Simmons, 1000 Six PPG Place, Pittsburgh, Pennsylvania 15222-5479
            --------------------------------------------------------------------

      (c)   Citizenship

            U.S.A.
            --------------------------------------------------------------------

      (d)   Title of Class of Securities

            Common Stock, $.01 par value per share
            --------------------------------------------------------------------

      (e)   CUSIP Number

            879360 10 5
            --------------------------------------------------------------------



                               Page 4 of 7 Pages

                                 SCHEDULE 13G/A
                              CUSIP NO. 879360 10 5


Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

   (a)   /   /    Broker of dealer registered under section 15 of
                  the Act;

   (b)   /   /    Bank as defined in section 3(a)(6) of the Act;

   (c)   /   /    Insurance company as defined in section 3(a)(19)
                  of the Act;

   (d)   /   /    Investment company registered under section 8 of
                  the Investment Company Act of 1940;

   (e)   /   /    An investment adviser in accordance withss.240.13d-
                  1(b)(l)(ii)(E);

   (f)   /   /    An employee benefit plan or endowment fund in
                  accordance withss.240.13d-1(b)(1)(ii)(F);

   (g)   /   /    A parent holding company or control person in
                  accordance withss.240.13d-1(b)(1)(ii)(G);

   (h)   /   /    A savings association as defined in Section 3(b)
                  of the Federal Deposit Insurance Act;

   (i)  /   /     A  church  plan that  is  excluded  from the  definition of an investment  company under section  3(c)(14) of the  Investment
                  Company Act of 1940;

   (j)  /   /     Group, in accordance withss.240.13d-1((b)(l)(ii)(J)


Item 4.     Ownership.

            See Sections 5-9 and 11 of each cover page.

Item 5.     Ownership of Five Percent or Less of a Class

            If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:
                                                                  --------------



                               Page 5 of 7 Pages

                                 SCHEDULE 13G/A
                              CUSIP NO. 879360 10 5




Item 6.     Ownership of More than Five Percent on Behalf of
            Another Person

            Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

            Not applicable.

Item 8.     Identification and Classification of Members of the Group

            Not applicable.

Item 9.     Notice of Dissolution of Group

            Not applicable.

Item 10.    Certification

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.






                               Page 6 of 7 Pages

                                 SCHEDULE 13G/A
                              CUSIP NO. 879360 10 5




                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.






                                          FEBRUARY 14, 2000
                                          --------------------------------------
                                                 Date


                                          /s/ RICHARD P. SIMMONS
                                          --------------------------------------
                                          Richard P. Simmons



                                          /s/ DOROTHY P. SIMMONS
                                          --------------------------------------
                                          Dorothy P. Simmons



                               Page 7 of 7 Pages